CHINA OPPORTUNITY ACQUISITION CORP.
300 Tice Boulevard
Woodcliff Lake, New Jersey 07677

February 12, 2009

VIA EDGAR AND TELECOPY (703) 813-6968
Mr. Dieter King, Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:  Golden Green Enterprises Limited and China Opportunity Acquisition Corp.
        Registration Statement on Form S-4 originally filed November 12, 2008
        File No. 333-155312  (“Registration Statement”)_______________________

Dear Mr. King:

China Opportunity Acquisition Corp.  hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the Registration Statement so that such Registration Statement will become effective as of 2:00 p.m., Tuesday, February 17, 2009 or as soon thereafter as practicable.

In connection with this request for acceleration, the undersigned acknowledges the following:

•
should the Securities and Exchange Commission (“Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve this company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
this company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CHINA OPPORTUNITY ACQUISITION CORP.

By:	/s/ Harry Edelson
Harry Edelson
Chairman and Chief Executive Officer